EXPENSE LIMITATION AGREEMENT

with respect to

TOTAL RETURN FUND

May 1, 2010

This Expense Limitation Agreement (this “Agreement”) is by and between GE Asset Management Incorporated (“GEAM”) and GE Investments Funds, Inc. (the “Company”), on behalf of the Total Return Fund (the “Fund”).

RECITALS

(A) The Company is an open-end management investment company incorporated under the laws of the Commonwealth of Virginia and registered under the Investment Company Act of 1940, as amended (the “1940 Act”).

(B) The Company comprises several separate investment portfolios, and issues a separate series of shares representing an interest in each investment portfolio. The Fund is one such separate investment portfolio of the Company, and the Company currently offers four classes of shares of the Fund.

(C) GEAM is a Delaware corporation registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

(D) Pursuant to the Investment Advisory and Administration Agreement dated as of May 1, 1997, by and between GEAM and the Company, and as amended by the parties on May 1, 2009 (the “Management Agreement”), GEAM provides investment advisory and administrative services to the Fund in exchange for a fee paid by the Fund at the rate specified in the Management Agreement (the “Management Fees”).

(E) The Company and GEAM have determined that it is appropriate and in the best interests of the Fund and its shareholders for GEAM to absorb and/or reimburse certain expenses of the Fund to the extent necessary to maintain Fund’s “Other Expenses” (as defined below) at or below certain predetermined levels.

NOW THEREFORE, in consideration of the promises and mutual covenants herein, the parties hereto agree as follows:

1.	“Other Expenses” Limitation

(a) If, in any fiscal year, the “Other Expenses” of each share class of the Fund exceed 0.03% on an annualized basis, the excess expenses of the Fund shall be borne by GEAM (the “Expense Limitation”).

(b) For purposes of this Agreement, “Other Expenses” of the Fund shall include all operating expenses of the Fund other than the Fund’s Management Fees, Distribution and/or Service (12b-1) Fees and Investor Service Plan Fees.

(c) GEAM shall be entitled to be reimbursed by the Fund on the earliest date that any such payments may be made without causing the Fund to exceed its Expense Limitation, but shall have no right to any reimbursement payment from the Fund to the extent such payment would cause the Fund to exceed its Expense Limitation. A Fund’s obligation to make reimbursement payments with respect to particular fees or expenses absorbed by GEAM shall expire three years from the date such fees or expenses would otherwise have been accrued by the Fund.

2.	Term and Termination

(a) Term of Agreement. This Agreement will become effective on May 1, 2010 and will continue in effect until its termination as provided in Section 2(b) below.

(b) Termination of Agreement. This Agreement will terminate at the earliest of: (1) on April 30, 2011; (2) upon termination of the Management Agreement, or (3) if such termination is approved by the Board of Directors of the Company and GEAM.

3.	Amendment

This Agreement may be amended only by a written agreement signed by each of the parties hereto.

4.	Miscellaneous

(a) Successors. This Agreement shall be binding upon the parties hereto, but not upon their transferees, successors and assigns.

(b) Assignment. Neither party may assign the Agreement, or any of the rights, obligations, or liabilities under the Agreement, without the written consent of the other party.

(c) Intended Beneficiaries. No provision of this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. The Agreement is intended for the exclusive benefit of the parties hereto.

(d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall together constitute one and the same instrument.

(e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the state of New York, without reference to the conflict of laws principles thereof.

(f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been part of this Agreement.

(g) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(h) Definitions. Any question of interpretation of any term or provision of this Agreement, including, but not limited to, the Management Fee, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Management Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

GE INVESTMENTS FUNDS, INC., on behalf of the Total Return Fund

By:	/s/ Michael J. Cosgrove
Name:	Michael J. Cosgrove
Title:	Chairman of the Board and President

GE ASSET MANAGEMENT INCORPORATED

By:	/s/ Jeanne M. La Porta
Name:	Jeanne M. La Porta
Title:	Senior Vice President

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